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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stratos Renewables Corporation
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

863101101
(CUSIP Number)

Luis Humberto Goyzueta
Av. La Merced 810
Surco, Lima, Peru
Tel: +51199091499
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 863101101

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Luis Humberto Goyzueta
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Peru

	7	Sole Voting Power 8,787,327 Shares

Number of	8	Shared Voting Power 0
Shares Beneficially
Owned by	9	Sole Dispositive Power 8,787,327 Shares
Each Reporting Person With
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,787,327 Shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11)
14.2% (Based on 61,510,105 shares of Stratos Renewables Corporation Common Stock issued and outstanding as of October 24, 2008)
14	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 14, 2007 (the “Initial Schedule 13D”) with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Stratos Renewables Corporation (the “Issuer”), whose principal executive offices are located at 9440 Little Santa Monica Boulevard, Suite 401, Los Angeles, California 90210.

This Amendment is being made to disclose the disposition of shares of Common Stock held by the Issuer. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by Luis Humberto Goyzueta (the “Reporting Person”) in the Initial Schedule 13D.

Item 2. Identity and Background

a. This statement is being filed by Luis Humberto Goyzueta (the “Reporting Person”)

b. The address of the Reporting Person is Av. La Merced 810, Surco, Lima, Peru.

c. The Reporting Person resigned from his position as a director and President of the Company on March 10, 2008. The Reporting Person is currently the Chief Executive Officer and a Director of PureBiofuels Corp., located at 20202 North Hwy 59 - Suite 350 Humble Texas 77338 2403.

d. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. The Reporting Person is a citizen of Peru.

Item 3. Source and Amount of Funds or Other Consideration

On November 14, 2007, the Reporting Person transferred all of his shares of common stock held in Stratos del Peru S.A.C., a Peruvian corporation (“Stratos del Peru”) to the Company in exchange for 16,216,216 shares of Company Common Stock, pursuant to a share exchange agreement whereby Stratos del Peru became a subsidiary of the Company (the “Share Exchange”).

Immediately following the Share Exchange, the Reporting Person purchased 714,074 shares of Common Stock, at a purchase price of $0.70 per share, and warrants to purchase 357,037 shares of Common Stock (the “Warrants”) for $499,852.40 in a private placement conducted pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended. The Warrants are exercisable at anytime for $0.75 per share.

On June 5, 2008, the Reporting Person disposed of 4,750,000 shares of Common Stock, at $0.005 per share, for total consideration of $23,750.

On June 5, 2008, the Reporting Person disposed of 3,750,000 shares of Common Stock, at $0.001 per share, for total consideration o $3,750.

Item 5. Interest in Securities of the Issuer

(a) As of October 24, 2008, the Reporting Person beneficially owned the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)

Common Stock	8,787,327(2)	14.2%

(1) Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of the close of business on October 24, 2008 there were 61,510,105 shares of Common Stock issued and outstanding.

(2) Consists of 8,430,290 shares of Common Stock, and warrants to purchase up to 357,037 shares of Common Stock. The warrants are exercisable at $0.75 per share, and expire on November 14, 2012. The warrants are immediately exercisable.

(b) All of the 8,430,290 shares of Common Stock and warrants to purchase up to 357,037 shares of common stock are held directly by the Reporting Person, and the Reporting Person has the sole power to vote and dispose of the shares.

(c) Between November 14, 2007 and October 24, 2008, the Reporting Person engaged in the following transactions regarding the Issuer’s Common Stock:

June 5, 2008	Disposition of 4,750,000 shares of Common Stock, held directly by the Reporting Person, at $0.005 per share, for total consideration of $23,750.

June 5, 2008	Disposition of 3,750,000 shares of Common Stock, held directly by the Reporting Person, at $0.001 per share, for total consideration of $3,750.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2008
Date

/s/ Luis Humberto Goyzueta
Signature

Luis Humberto Goyzueta
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)